BETWEEN THE UNDERSIGNED:
1. Sofina SA, a limited liability company incorporated and existing under the laws of Belgium, having its registered office at Rue de l'Industrie 31, 1040 Brussels, Belgium, and registered with the register of legal entities under number 0403.219.397 ("Sofina"); and
2. Sofina Capital S.A., a limited liability company incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 12, Rue Leon Laval, L-3372 Leudelange, Grand Duchy of Luxembourg, and registered with the register of legal entities under number B 1.363 ("Sofina Capital")
Sofina and Sofina Capital are hereinafter referred to as the "Parties", and each a "Party" to this joint filing agreement (the "Agreement").
IT HAS BEEN AGREED AS FOLLOWS:
1. Pursuant to and in accordance with Rule 13d-1(k) promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Parties agree that the Schedule 13G (including any amendments thereto) relating to the common stock of 1stDibs.com, Inc., a Delaware corporation listed on NASDAQ under the ticker symbol "DIBS", with its principal executive offices at 300 Park Avenue South, 10th Floor, New York, NY 10010, United States, shall be filed jointly on behalf of both Parties in light of the fact that Sofina Capital is a 100% subsidiary of Sofina.
2. Each Party shall be responsible for the timely filing of such Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such Party contained therein. No Party shall be responsible for the completeness or accuracy of the information concerning the other Party, except to the extent such Party knows or has reason to believe that such information is inaccurate.
3. The Parties hereby designate Sofina Capital as the lead filer and authorize Sofina Capital, acting through its duly authorized signatories and filing agents, to prepare, file, and submit on behalf of both Parties the Schedule 13G and any and all amendments thereto, and to take any other actions that may be necessary or appropriate in connection therewith, including the execution and submission of such filings electronically via EDGAR. Each Party shall promptly provide to the lead filer such information as may be reasonably necessary to complete and submit the filing in a timely manner.
4. This Agreement shall be included as an exhibit to the Schedule 13G and to any amendments thereto, as required by Rule 13d-1(k) under the Exchange Act.
5. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Signatures delivered by electronic means (including .pdf or other electronic transmission) shall be deemed original signatures for all purposes.
6. This Agreement shall remain in effect with respect to the Schedule 13G identified herein (and amendments thereto) unless and until terminated by either Party upon written notice to the other Party, provided that no such termination shall affect any obligation with respect to any filing or amendment the preparation of which has commenced prior to receipt of such notice.